SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 14, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission with respect to certain discloseable events/information.

Security Code # CM-040

June 14, 2005

Philippine Stock Exchange

Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 14, 2005

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,197,337 As of May 31, 2005	NA	NA
Total No. of Stockholders	Domestic	Foreign

-------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  14 June 2005

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

We disclose that at the Annual Meeting of Stockholders of the Company held on June 14, 2005, the following persons were elected as directors, four (4) of whom are independent directors, of the Company for the ensuing corporate year:

Antonio O. Cojuangco Helen Y. Dee Ray C. Espinosa Sadao Maki Napoleon L. Nazareno Bienvenido F. Nebres – Independent Director Manuel V. Pangilinan	Corazon S. de la Paz Albert F. del Rosario Oscar S. Reyes – Independent Director Pedro E. Roxas – Independent Director Teresita T. Sy-Coson – Independent Director Shigeru Yoshida

At the meeting of the Board of Directors of the Company that immediately followed the adjournment of the said Annual Meeting of Stockholders, the following persons were elected to the positions indicated opposite their respective names:

NAME POSITION

Manuel V. Pangilinan

Napoleon L. Nazareno

Maria Lourdes C. Rausa-Chan

Anabelle L. Chua

Rene G. Bañez

George N. Lim

Claro Carmelo P. Ramirez

Victorico P. Vargas

Rosalie R. Montenegro

Alfredo S. Panlilio

Ernesto R. Alberto

Menardo G. Jimenez, Jr.

Jun R. Florencio

Celso T. Dimarucut

Florentino D. Mabasa, Jr.

Eriberto B. Gesalta

Ramon B. Rivera, Jr.

Emiliano R. Tanchico, Jr.

Ricardo M. Sison

Miguela F. Villanueva

Cesar M. Enriquez

Raymond S. Relucio

Richard N. Ferrer

Nerissa S. Ramos

Ramon Alger P. Obias

Alfredo B. Carrera

Mario C. Encarnacion

Ma. Luz Natividad A. Lim

Jesus M. Tañedo

Leo I. Posadas

Ricardo C. Rodriguez

Arnel S. Crisostomo

Rebecca Jeanine R. De Guzman

Jose Antonio T. Valdez

Emeraldo L. Hernandez

Joseph Nelson M. Ladaban

Anna Isabel V. Bengzon

Roberto G. Pador

Lilibeth F. Pasa

Enrique S. Pascual, Jr.

Jose Lauro G. Pelayo

Genaro C. Sanchez

Jose A. Apelo

June Cheryl C. Furigay

Ma. Josefina T. Gorres

Emmanuel B. Ocumen

Gerardo C. Pena

Chairman of the Board

President & CEO

Senior Vice President, Corporate Secretary

and General Counsel

Senior Vice President and Treasurer

Senior Vice President and Chief Governance

Officer

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

First Vice President and Controller

First Vice President and Assistant Corporate

Secretary

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Also, at the same Board meeting:

(1) The following were appointed members of the Advisory Board/Committee:

Amado S. Bagatsing

Roberto R. Romulo

Benny S. Santoso

Christopher H. Young

Ricardo R. Zarate

(2) The following were appointed Chairmen, Members and Advisors of the Audit Committee, Executive Compensation Committee, Governance and Nomination Committee and Finance Committee:

Audit Committee

Rev. Fr. Bienvenido F. Nebres, S.J., Chairman

Oscar S. Reyes, Member

Pedro E. Roxas, Member

Corazon S. de la Paz, Advisor

Roberto R. Romulo, Advisor

Shigeru Yoshida, Advisor

Executive Compensation Committee

Albert F. del Rosario, Chairman

Ray C. Espinosa, Member

Oscar S. Reyes, Member

Pedro E. Roxas, Member

Shigeru Yoshida, Member

Governance and Nomination Committee

Manuel V. Pangilinan, Chairman

Rev. Fr. Bienvenido F. Nebres, S.J., Member

Oscar S. Reyes, Member

Teresita T. Sy-Coson, Member

Shigeru Yoshida, Member

Rene G. Bañez, Non-voting member

Victorico P. Vargas, Non-voting Member

Finance Committee

Corazon S. dela Paz, Chairman

Antonio O. Cojuangco, Member

Teresita T. Sy-Coson, Member

Amado S. Bagatsing, Member

Christopher H. Young, Member

Shigeru Yoshida, Advisor

The Chairman (Rev. Fr. Bienvenido F. Nebres, S.J.) and two (2) members (Messrs. Oscar S. Reyes and Pedro E. Roxas) of the Audit Committee are Independent Directors. Two (2) members (Messrs. Oscar S. Reyes and Pedro E. Roxas) of the Executive Compensation Committee are Independent Directors. Three (3) members (Rev. Fr. Bienvenido F. Nebres, S.J., Oscar S. Reyes and Ms. Teresita T. Sy-Coson) of the Governance and Nomination Committee are Independent Directors. At least one (1) member (Ms. Teresita T. Sy-Coson) of the Finance Committee is an Independent Director.

(3) Sycip Gorres Velayo & Co. was appointed as the Company’s independent auditors to audit the financial statements of the Company for the fiscal year 2005.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 14, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: June 14, 2005